Ex. 99.25(2)(h)(2)

Jackson Real Assets Fund Multiple Class Plan

This Multiple Class Plan (this “Plan”) has been approved pursuant to Rule 18f-31 under the Investment Company Act of 1940, as amended (the “1940 Act”), by a majority of the Trustees, and a majority of the Trustees who are not interested persons, of Jackson Real Assets Fund (the “Trust”), a closed-end, management investment company registered as such with the Securities and Exchange Commission under the 1940 Act, operating as a closed-end interval fund pursuant to Rule 23c-3 under the 1940 Act.

1.              Class Designations. The Trust is authorized to issue from time to time the following classes of shares:

 Class A; and

 Class I.

Class A Shares. Class A Shares of the Trust will be offered for sale subject to an initial sales charge and a shareholder servicing fee, pursuant to the Trust’s Shareholder Servicing Plan (the “Shareholder Servicing Plan”). For purposes hereof, “shareholder servicing fee” refers to the fee authorized under the Trust’s Shareholder Servicing Plan that reflects the use of a portion of the Trust’s assets to make payments to investment brokers and/or dealers (including any principal underwriter or distributor of the Trust), plan administrators, other financial intermediaries and other entities providing services to the Trust for services provided and expenses incurred for purposes of maintaining or improving services provided to certain class shareholders. Imposition of the shareholder servicing fee is subject to any required approval by the Trust’s Board of Trustees.

2.               Class I Shares. Class I Shares of the Trust will be offered for sale without being subject to an initial sales charge or a shareholder servicing fee.

3.              Relative Rights and Obligations. Each class of shares of the Trust will represent interests in the same portfolio of investments of the Trust and will have in all respects the same rights and obligations as each other class of the Trust, except as otherwise provided herein. Each class of shares may be subject to different investment minimums and other conditions of eligibility as may be described in the prospectus for the particular class of shares, as from time to time in effect.

4.               Class Expenses. Each class of shares of the Trust will pay all of the expenses of an arrangement for shareholder services or the distribution of shares or both that is specific to that class, including the fees and expenses of any plan adopted relating to the particular class and any shareholder or administrative services plan or agreement relating to the particular class; and each class may, to the extent practicable, pay a different share of other expenses (excluding advisory or custodial fees or other expenses related to the management of the Trust’s assets), if such other expenses are actually incurred in a different amount by that class or the class receives services of a different kind or to a different degree than other classes, including any incremental transfer agency fees attributable to the particular class and, consistent with rulings and other published statements of position of the Internal Revenue Service, any expenses of the Trust’s operations that are directly attributable to the particular class.

1 [Although Rule 18f-3 applies only to open-end investment companies, the Trust intends to rely on relief granted by the Securities and Exchange Commission (the “Multi-Class Relief”) permitting the Trust, as an interval fund under Rule 23c-3, to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges so long as the Trust complies with the provisions of certain rules under the 1940 Act as if they apply to closed-end investment companies, including Rule 18f-3.]

5.               Income, Gain, and Losses and Fund-Wide Expenses. Income, gain, and losses and expenses not allocated to a particular class of shares of the Trust will be allocated in accordance with Rule 18f-3(c) or any successor provision. As a result of differences in allocated expenses, it is expected that the net income of, and dividends payable to, each class of shares will vary. Dividends and distributions paid to each class will be calculated in the same manner, on the same day and at the same time.

6.               Waivers And Reimbursements. Expenses may be waived or reimbursed by the Trust’s adviser, underwriter or any other provider of services to the Trust.

7.               Conversion Features. Shares of one class of the Trust may not be converted into shares of another class of the Trust.

8.              Voting Rights. Each class of shares of the Trust will have (i) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and (ii) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

9.               Amendments. All material amendments to this Plan must be approved pursuant to Rule 18f-3 by a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust.

10.            Limitation of Liability. A Declaration of Trust establishing the Trust, a copy of which, together with all amendments thereto and restatements thereof, as applicable (the “Declaration”), is on file in the Office of the Secretary of State of the Commonwealth of Massachusetts, provides that the name of the Trust to which the Declaration applies refers to the Trustees under the Declaration collectively as Trustees and not as individuals or personally, and that no Trustee, officer, employee or agent of the Trust shall be subject to any personal liability whatsoever to any person, other than to the Trust or its shareholders, in connection with Trust property or the affairs of the Trust, except to the extent arising from bad faith, willful misfeasance, gross negligence or reckless disregard of his duties with respect to such person; and all such persons shall look solely to the Trust Property.

Adopted: February 29, 2024